UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

(Name of Issuer)

Helius Medical Technologies, Inc.

(Title of Class of Securities)

Class A Common Stock

(CUSIP Number)

42328V

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Zhang Lingyan

8/F, Bldg. A, Tongfang Information Harbor

No. 11 Langshan Road

Shenzhen Hi-tech Industrial Park

Nanshan District 518057

Peoples Republic of China

(Date of Event which Requires Filing of this Statement)

12/29/2015

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V

1.	Names of Reporting Persons. A&B (HK) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong, P.R.C.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 11,458,334(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 11,458,334(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,458,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(2)
14.	Type of Reporting Person CO, HC

(1)	Includes 3,819,445 shares of the Issuer’s common stock issuable upon exercise of Warrants (as defined in Item 4).
(2)	Based on 72,193,209 shares of the Issuer’s common stock. outstanding as of January 8, 2016, as reported on the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on January 11, 2016, together with the 3,819,445 Shares issuable upon exercise of the Warrants, as described herein.

CUSIP No. 42328V

1.	Names of Reporting Persons. A&B Brother Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 11,458,334(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 11,458,334(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,458,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(2)
14.	Type of Reporting Person CO, HC

(1)	Includes 3,819,445 shares of the Issuer’s common stock issuable upon exercise of Warrants (as defined in Item 4).
(2)	Based on 72,193,209 shares of the Issuer’s common stock. outstanding as of January 8, 2016, as reported on the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on January 11, 2016, together with the 3,819,445 Shares issuable upon exercise of the Warrants, as described herein.

CUSIP No. 42328V

1.	Names of Reporting Persons. Dr. Lam Kong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong, P.R.C.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 11,458,334(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 11,458,334(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,458,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(2)
14.	Type of Reporting Person IN

(1)	Includes 3,819,445 shares of the Issuer’s common stock issuable upon exercise of Warrants (as defined in Item 4).
(2)	Based on 72,193,209 shares of the Issuer’s common stock. outstanding as of January 8, 2016, as reported on the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on January 11, 2016, together with the 3,819,445 Shares issuable upon exercise of the Warrants, as described herein.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, issued without par value (the “Shares”) of Helius Medical Technologies, Inc., a Wyoming corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 400, 41 University Drive, Newton, PA 18940.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	A&B (HK) Company Limited (“A&B HK”), a Hong Kong limited company;

(2)	A&B Brother Limited (“A&B BVI”), a British Virgin Islands limited company and the owner of the entire issued share capital of A&B HK; and

(3)	Dr. Lam Kong, the sole director and owner of the entire issued share capital of A&B BVI and the sole director of A&B HK.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The residence or principal business addresses of the Reporting Persons are:

(1)	A&B (HK) Company Limited: Unit A, 11th Floor, Chung Pont Commercial Building, 300 Hennessy Road, Wanchai, Hong Kong, P.R.C.;

(2)	A&B Brother Limited : Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands; and

(3)	Dr. Lam Kong: 8/F, Bldg. A, Tongfang Information Harbor, No. 11 Langshan Road, Shenzhen Hi-tech Industrial Park, Nanshan District, Shenzhen, P.R.C.

(c)	The present principal occupation of Dr. Lam Kong is as CEO and Chairman of the Board of China Medical System Holdings Limited, a Hong Kong company the principal business address of which is: Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, P.R.C.

The present principal business of each of A&B HK and A&B BVI is that of an investment holding company.

Dr. Lam Kong is the sole director and officer of each of A&B HK and A&B BVI.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Lam Kong is a citizen of Hong Kong, P.R.C.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The arrangements pursuant to which A&B HK has acquired Shares and Warrants are described in Item 4 of this Schedule 13D. The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The aggregate $7,000,000 consideration paid by A&B HK to the Issuer pursuant to the arrangements described in Item 4 of this Schedule 13D was funded from the general working capital of A&B HK. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

As of the date of this Schedule 13D, neither A&B BVI nor Dr. Lam Kong have directly purchased or acquired any Shares or other securities of the Issuer. A&B BVI and Dr. Lam Kong are beneficially interested in the Shares of the Issuer solely through the holdings of A&B HK.

ITEM 4.	PURPOSE OF TRANSACTION

The Shares (including the Shares issuable pursuant to the terms of the Warrants, as defined below) that are or may be deemed to be beneficially owned by the Reporting Persons were acquired for investment purposes in connection with what the Reporting Persons anticipate will be a strategic relationship between the Reporting Persons and the Issuer.

Joint Purchase Agreement

On October 9, 2015, A&B HK entered into an asset purchase agreement (the “Asset Purchase Agreement”) with NeuroHabilitation Corporation (“NHC”), a Delaware corporation that is a wholly-owned subsidiary of the Issuer. Under the terms of the Asset Purchase Agreement, NHC agreed to sell, and A&B HK agreed to purchase, certain assets and license rights of NHC relating to the use and manufacture of NHC’s Portable NeuroStimulation Devices (“PoNS Devices”) in China, Taiwan, Singapore, Hong Kong and the Macau Special Administrative Region (collectively, the “Territory”). Pursuant to the terms of the Asset Purchase Agreement, A&B HK will be entitled to manufacture PoNS devices and components (i) for distribution within the Territory or (ii) to provide to NHC pursuant to purchase orders issued by NHC. In exchange, A&B HK agreed to pay to NHC (1) a per unit handling fee equal to a percentage of the amount paid for PoNS devices and components purchased by A&B HK from the Company, and (2) a one-time milestone payment during any calendar year that net sales of PoNS Devices in the Territory (calculated in accordance with the terms of the Asset Purchase Agreement) reaches or exceeds a specified dollar amount.

The preceding summary is qualified in its entirety by reference to the Asset Purchase Agreement, which is filed as Exhibit 99.2 to this Schedule 13D.

Convertible Promissory Note and Warrants

In connection with the Asset Purchase Agreement, A&B HK provided a $7.0 million funding commitment to the Issuer in the form of a Convertible Promissory Note (the “Convertible Promissory Note”), dated as of October 9, 2015. The funding commitment consisted of (i) an initial $2.0 million, accruing interest at a rate equal to 6.0% per annum, payable in cash on the due date, being six months from the date of the Convertible Promissory Note (the “Initial Note Amount”), and (ii) an additional $5.0 million funding commitment which the Issuer was allowed to draw down at any time during the six month period beginning on the issuance date of the Convertible Promissory Note (the “Additional Funding Commitment”).

The Initial Note Amount was convertible, in whole or in part, at any time at the option of A&B HK, into the Issuer’s Shares at a conversion price of $0.96 per share. In connection with any conversion of the Note, A&B HK was also entitled to receive a warrant to purchase a number of Shares equal to fifty percent (50%) of the number of Shares issued upon conversion of the Initial Note Amount at an exercise price of $1.44 per share for a period of three years from the date of issuance of the warrant. The Initial Note Amount was converted on November 10, 2015, in consequence of which the Issuer issued to A&B HK 2,083,333 Shares and a warrant to purchase 1,041,667 Shares at $1.44 per Share (the “First Warrant”).

Additionally, pursuant to the Additional Funding Commitment contained in the Asset Purchase Agreement, the Issuer was given a facility to draw down up to an additional $5.0 million from A&B HK in exchange for Shares and a warrant to purchase a number of Shares equal to fifty percent (50%) of the number of Shares so issued. The price of the Shares was to be based on the volume weight average closing price of the Shares on the date the Issuer elected to draw from the Additional Funding Commitment, with the corresponding warrant exercisable at the price representing a fifty percent (50%) premium to the price of the Shares so issued. The Additional Funding Commitment was drawn down in full on December 29, 2015, as a consequence of which A&B HK paid the additional $5.0 million to the Issuer and the Issuer on January 7, 2016 issued to A&B HK 5,555,556 Shares and a warrant to purchase 2,777,778 Shares at $1.35 per Share (the “Second Warrant” and, together with the first Warrant, the “Warrants”). All Warrants will expire three years after the date of issuance.

Further pursuant to the Convertible Promissory Note, the Issuer undertook to provide a board set to A&B HK in the event the Additional Funding Commitment was drawn down in whole or in part. Following the draw down of the Additional Funding Commitment, A&B HK exercised its rights pursuant to this undertaking by nominating Dr. Peng Shuaizheng for appointment to the Issuer’s board of directors. Dr. Peng’s appointment to the board became effective on December 29, 2015. Dr. Peng is a General Manager in charge of international operations at China Medical System Holdings, a specialty pharmaceutical company listed on the Hong Kong Stock Exchange of which Dr. Lam Kong is CEO and Chairman of the Board. In connection with his appointment to the board of directors of the Issuer, Dr. Peng was granted stock options in respect of 50,000 Shares of the Issuer, at an exercise price of CAN$1.24 Canadian dollars per Share, one-third of such options vesting on December 31, 2015, one-third vesting on December 31, 2016 and one-third vesting on December 31, 2017 (collectively, the “Options”). Dr. Peng holds the Options for his own account and each of Dr. Lam Kong, A&B HK and A&B BVI expressly disclaim any beneficial ownership of the Options or Shares held by Dr. Peng or the Shares issuable upon exercise of the Options.

The preceding summary is qualified in its entirety by reference to the Convertible Promissory Note, the First Warrant and the Second Warrant, which are filed as Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 to this Schedule 13D, respectively.

Present Plans

A&B HK acquired the Shares and the Warrants for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, A&B HK and other Reporting Persons may dispose of or acquire additional Shares of the Issuer.

None of the Reporting Persons has any present plans or proposals that relate to our would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions and other factors. The Reporting Persons may engage in discussions from time to time with other shareholders of the Issuer regarding the acquisition by the Reporting Persons or others of Shares held by such shareholders.

The Reporting Persons may seek information from management and the Issuer’s board of directors, and may engage in further discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5. The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on 72,193,209 outstanding Shares issued and outstanding as of January 8, 2015, as reported on the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on January 11, 2016, together with the 3,819,445 Shares issuable upon exercise of the Warrants, as described herein.

As of the date of this Schedule 13D, A&B HK directly owns 7,638,889 Shares. In addition A&B HK directly holds a Warrant to purchase 1,041,667 Shares at an exercise price of $1.44 per Share (expiring three years from November 10, 2015) and a Warrant to purchase 2,777,778 Shares at $1.35 per Share (expiring three years from January 7, 2016).

As of the date of this Schedule 13D, neither A&B BVI nor Dr. Lam Kong have directly purchased or acquired any Shares or other securities of the Issuer. A&B BVI and Dr. Lam Kong are beneficially interested in the Shares of the Issuer solely through the holdings of A&B HK. A&B HK is a wholly-owned subsidiary of A&B BVI and the entire issued share capital of A&B BVI is owned by Dr. Lam Kong, who is also the sole director of each of A&B HK and A&B BVI.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

On February 22, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Joint Filing Agreement, dated March 4, 2016 by and among the Reporting Persons.

Exhibit 99.2: Asset Purchase Agreement, dated October 9, 2015, by and between NeuroHabilitation Corporation and A&B (HK) Company Limited (incorporated herein by reference to Exhibit 2.1 to the current report on Form 8-K (File No. 000-55364) filed by Helius Medical Technologies, Inc. with the Securities and Exchange Commission on October 16, 2015).

Exhibit 99.3: Convertible Promissory Note, dated October 9, 2015, issued by Helius Medical Technologies, Inc. and countersigned on behalf of A&B (HK) Company Limited (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8-K (File No. 000-55364) filed by Helius Medical Technologies, Inc. with the Securities and Exchange Commission on October 16, 2015).

Exhibit 99.4: Warrant to purchase up to a total of 1,041,667 fully paid and non-assessable shares of common stock of Helius Medical Technologies, Inc., dated November 10, 2015.

Exhibit 99.5: Warrant to purchase up to a total of 2,777,778 fully paid and non-assessable shares of common stock of Helius Medical Technologies, Inc., dated January 7, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2016

A&B (HK) COMPANY LIMITED

By:	/s/ Lam Kong
	Name:	Dr. Lam Kong
	Title:	Director

A&B BROTHER LIMITED

By:	/s/ Lam Kong
	Name:	Dr. Lam Kong
	Title:	Director

/s/ Lam Kong
Dr. Lam Kong